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                                  EXHIBIT C

                                Item 16(a)(4)








                                     E-3

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                            AMENDATORY ENDORSEMENT

The Contract to which this Amendatory Endorsement is attached and made a part of is hereby modified with the addition of the provisions specified below. Nothing contained herein shall be construed as superseding any provisions of the Contract to which this Amendatory Endorsement is attached, unless specifically indicated to the contrary.

COVER PAGE
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The bold-lettered paragraph, beginning with "ANNUITY PAYMENTS, DEATH
BENEFITS, AND OTHER CONTRACT VALUES...," is modified as follows:

     ANNUITY PAYMENTS, DEATH BENEFITS, SURRENDER VALUES OR OTHER CONTRACT VALUES PROVIDED UNDER THIS CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, OR WHEN SUBJECT TO A MARKET VALUE ADJUSTMENT, ARE VARIABLE, MAY INCREASE OR DECREASE IN ACCORDANCE WITH FLUCTUATIONS IN THE NET INVESTMENT FACTOR OR APPLICATION OF A MARKET VALUE ADJUSTMENT, AS APPLICABLE, AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT, UNLESS OTHERWISE SPECIFIED.

DEFINITIONS
-----------

The definition of "Contract Value" is modified as follows:

     Contract Value - The Contract Value is the sum of the value of all Variable Account Accumulation Units attributable to the Contract, plus any amount held in the Fixed Account, plus any amount held in the contract under a Guaranteed Term Option (GTO) which may be subject to a Market Value Adjustment.

The following definitions are added to the Contract:

     Constant Maturity Treasury Rates ("CMT Rates") or CMT Rate(s) - The formula (the "MVA Formula") for deriving the MVA Factor is based on Constant Maturity Treasury ("CMT") Rates which are published by the Federal Reserve Board on a regular basis. The Company utilizes CMT Rates in its MVA Formula because they represent a readily available and consistently reliable interest rate benchmark in financial markets. CMT Rates for 1, 2, 3, 5, 7 and 10 years are published by the Federal Reserve Board on a regular basis.

     Guaranteed Term - A Guaranteed Term is the three, five, seven or ten year period corresponding respectively to a three, five, seven or ten year Guaranteed Term Option (GTO). Amounts allocated to a GTO shall be credited with a Specified Interest Rate over the corresponding Guaranteed Term, so long as such amounts are not distributed from the GTO prior to the Maturity Date.

     Because every Guaranteed Term will end on the final day of a calendar quarter, the Guaranteed Term may last for up to 3 months beyond the 3, 5, 7, or 10 year anniversary of the allocation to the GTO.

     Guaranteed Term Option ("GTO") - A GTO is a funding option offered under this Contract which provides a guaranteed interest rate (the Specified Interest Rate), paid over certain maturity durations (the Guaranteed
     Term), so long as certain conditions are met. Three, five, seven and ten year GTOs are offered. If amounts allocated to a GTO are not distributed from the GTO for the duration of its Guaranteed Term, the value of the amounts allocated under the GTO will reflect the amount of the allocation plus interest accrued at the Specified Interest Rate, and will be available for distribution with no Market Value Adjustment during the Maturity Period. Prior to the Maturity Period for the GTO selected, amounts allocated to such GTO will be subject, upon distribution, to fluctuations in value in accordance with a Market Value Adjustment. GTOs are only available prior to annuitization.

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Investment Period - The period of time beginning with a declaration by the
Company of new GTO interest rates (the different Specified Interest Rates for each of the GTOs) and ending with the subsequent declaration of new Specified Interest Rates by the Company. The interest rates in effect during any particular Investment Period will be guaranteed for GTO allocations (made during the Investment Period) for the duration of the Guaranteed Term associated with the GTO.

Market Value Adjustment ("MVA") - A Market Value Adjustment is the upward or downward adjustment in value, of amounts allocated to a GTO which prior to the Maturity Period for the GTO are: 1) distributed pursuant to a surrender; 2) reallocated to another investment option available under this Contract; or 3) distributed pursuant to the death of the Owner or Annuitant. A Market Value Adjustment generally reflects the relationship between the prevailing interest rates at the time of investment, prevailing interest rates at the time of distribution, and the amount of time remaining in the Guaranteed Term of the GTO selected. Generally, if the Specified Interest Rate is lower than prevailing interest rates, application of the Market Value Adjustment will result in a downward adjustment of amounts allocated to a GTO. If the Specified Interest Rate is higher than prevailing interest rates, application of the Market Value Adjustment will result in an upward adjustment of amounts allocated to a GTO. The Market Value Adjustment is applied only when amounts allocated to a GTO are distributed from the GTO prior to a Maturity Period.

MVA Factor - The MVA Factor is the value multiplied by the Specified Value, or that portion of the Specified Value being distributed from a GTO in order to effect a Market Value Adjustment. The MVA Factor will either be less than 1 (in which case the amount distributed will be decreased) or greater than 1 (in which case the amount distributed will be increased). If the MVA Factor is exactly 1, the amount distributed will neither be increased or decreased. The MVA Factor is derived from the MVA Formula.

MVA Formula - The MVA Formula is utilized when a distribution is made from a GTO during the Guaranteed Term which is subject to a Market Value Adjustment. The MVA Formula is a calculation expressing the relationship between three factors: (1) the CMT Rate for a period equivalent to the Guaranteed Term at the time of deposit in the GTO; (2) the CMT Rate at the time of distribution for a period of time equivalent to the time remaining in the GTO; and (3) the number of days remaining until the Maturity Date of the GTO. The result of the MVA Formula is the MVA Factor.

Maturity Date - The Maturity Date is the date on which a particular GTO matures. Such date will be the last day of a calendar quarter on which the third, fifth, seventh and tenth anniversary of the date on which amounts are allocated to a three, five, seven or ten year GTO, respectively.

Maturity Period - The Maturity Period is the period of time during which the value of amounts allocated under a GTO, may be distributed without any Market Value Adjustment. The Maturity Period shall begin on the day following the Maturity Date and will end on the thirtieth day thereafter.

Multiple Maturity Account - The Multiple Maturity Account is a separate account of the Company established for the purpose of facilitating accounting and investment processes associated with the offering of GTO's under the Contracts.

Specified Interest Rate - The Specified Interest Rate is the interest rate guaranteed to be credited to amounts allocated under a selected GTO so long as such allocations are not distributed from the GTO prior to the GTO Maturity Period or Maturity Date for any reason. Each GTO in the same Investment Period has its own Specified Interest Rate for the Guaranteed Term relating to the selected GTO. The Company, however, reserves the right to change the Specified Interest Rate at any time for prospective allocations to GTOs.

Specified Value - The Specified Value is the amount of a GTO allocation minus withdrawals and transfers out of the GTO, plus interest accrued at the Specified Interest Rate. The Specified Value is subject to a MVA at all times other than during the Maturity Period.

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GENERAL PROVISIONS
------------------

To the extent that any Charge section under the GENERAL PROVISIONS are inconsistent with the provisions set forth below, such provisions are hereby modified in accordance with the following:

     Charges

     The variable annuity Contracts under which GTOs are made available have various fees and charges, some of which may be assessed against allocations made to GTOs.

     Contingent deferred sales charges, if applicable, will be assessed against full or partial surrenders from the GTOs. If any such surrender occurs prior to the Maturity Date for any particular GTO, the amount surrendered will be subject to an MVA in addition to contingent deferred sales charges.

     Mortality and expense risk charges, administrative charges and Contract Maintenance Charges which may be assessed under variable annuity Contracts will not be assessed against any allocation to a GTO. Such charges apply only to the variable account funding (underlying mutual fund) options.

ACCUMULATION PROVISIONS
-----------------------

To the extent that the "Surrender," "Withdrawals Without Charge," "Allocation of Purchase Payments" and "Contract Value" sections under the ACCUMULATION PROVISIONS are inconsistent with the provisions set forth below, such provisions are hereby modified in accordance with the following:

     "Surrender" Provisions

     If a partial surrender is requested, unless the Owner has instructed otherwise, the surrender will be made as follows: (a) from the Variable Account Contract Value; (b) from the Fixed Account Contract Value; and (c) from the GTOs under the Multiple Maturity Account. The amounts surrendered from each of the foregoing shall be in the same proportion that the Owner's Interest in the Variable Account, Fixed Account and GTOs bear to the total Contract Value.

     "Withdrawals Without Charge" Provisions

     CDSC will not be assessed against the withdrawal of amounts transferred among the Sub-Accounts or between or among the Variable Account, the Fixed Account and the GTOs under the Mutliple Maturity Account.

     "Allocation of Purchase Payments" Provisions

     The Owner elects to have the Purchase Payments allocated among the Fixed Account, the Sub-Accounts of the Variable Account and the GTOs under the Multiple Maturity Account at the time of application. The allocation of future purchase payments may be changed by the Owner by a written request that is received and recorded by the Company.

     "Contract Value" Provisions

     The Contrct Value at any time will be the sum of: (1) the Variable Account Contract Value, (2) the Fixed Account Contract Value, and (3) the value of amounts allocated to GTOs under the Multiple Maturity Account which may be subject to a Market Value Adjustment.

The following sections are added to the ACCUMULATION PROVISIONS:

The Multiple Maturity Account

     The Multiple Maturity Account is a separate account of the Company established for the purpose of facilitating accounting and investment processes undertaken by the Company in offering GTOs under the Contract. The Company will purchase and account for Multiple Maturity Account assets in a manner which will support the crediting of Specified Interest Rates under the various GTOs and the satisfaction of obligations incurred by the Company in the form of GTOs.

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Guaranteed Term Options (GTOs)

     At any particular time under this Contract, four GTOs will be available: a three year GTO, a five year GTO, a seven year GTO and a ten year GTO. Amounts allocated to a three year GTO will have a Guaranteed Term of three years, a five year GTO will have a Guaranteed Term of five years, and so on.

     GTOs are not available as funding options if the Contract is annuitized. If a variable annuity Contract is annuitized while a GTO is in effect, and prior to the Maturity Date of the GTO, an MVA will apply to amounts transferred to other investment options under the Contract which may be used during annuitization.

     For the duration of the Guaranteed Term of a GTO, the Company will credit a Specified Interest Rate on amounts remaining allocated under the GTO. A Market Value Adjustment will apply against all amounts which are transferred or surrendered from allocations under a GTO prior to the Maturity Period for the particular GTO. During the Maturity Period, allocations under a GTO may be transferred, surrendered, or distributed for any other reason without any Market Value Adjustment (CDSC may apply on amounts surrendered). At all times other than during a Maturity Period, a Market Value Adjustment will apply to amounts distributed from allocations under a GTO.

     At least 15 days and at most 30 days prior to the end of each calendar quarter, variable annuity contract holders having GTOs with Maturity Dates coinciding with the end of the calendar quarter will be notified of the impending expiration of the GTO. Contract holders will then have the option of directing the withdrawal or transfer of the GTO without application of any MVA during the Maturity Period. Withdrawals or transfers during the Maturity period, beginning the day after the Maturity Date and ending thirty days after the Maturity Date, will not be subject to an MVA.

     If no such direction is received by the thirtieth day following the Maturity Date, amounts in the GTO will be automatically transferred to the Money Market sub-account of the variable annuity. For the period commencing with the first day after the Maturity Date and ending on the thirtieth day following the Maturity Date, the GTO will be credited with the same Specified Interest Rate in effect before the Maturity Date.


     The Company reserves the right to restrict transfers into and out of the Multiple Maturity Account to 1 per calendar year at all times other than during a Maturity Period.

MARKET VALUE ADJUSTMENT FORMULA
-------------------------------

     The formula for determining the MVA Factor is:


                       ----                       ---- t
                       |           [(1 + a)]         |
                       |   -----------------------   |
                       |       [(1 + b + .0025)]     |
                       ----                       ----


Where:

     a = the CMT Rate for a period equivalent to the Guaranteed Term at the time of deposit in the GTO;

     b = the CMT rate at the time of distribution for a period of time equivalent to the time remaining in the Guaranteed Term;

     t = the number of days until the Maturity Date, divided by 365.25.

In the case of a above, CMT Rate utilized will be the rate published by the Federal Reserve Board, immediately before the Investment Period during which the allocation to the GTO was made.

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In the case of b above, the CMT Rate utilized will be the rate published immediately preceding the withdrawal, transfer or other distribution giving rise to the MVA.

The MVA Factor will be equal to 1 during the Investment Period. That is, for the period of time following a GTO allocation during which the Specified Interest Rate for GTOs of the same duration is not changed, the MVA Factor will be equal to 1.

The MVA Formula shown above also accounts for some of the administrative and processing expenses incurred when fixed-interest investments are liquidated. This is represented in the addition of .0025 in the MVA Formula.

The result of the MVA Formula shown above is the MVA Factor. The MVA Factor will either be greater, less than or equal to 1 and will be multipled by the Specified Value or that portion of the Specified Value being withdrawn, transferred or distributed for any other reason. If the result is greater than 1, a gain will be realized by the Contract Owner; if less than 1, a loss will be realized. If the MVA Factor is exactly 1, no gain or loss will be realized.

If the Federal Reserve Board halts publication of CMT Rates, or if, for any other reason, CMT Rates are not available to be relied upon, the Company will use appropriate rates based on treasury bond yields.

APO-2865



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